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                                                                    Exhibit 4.81

    PROCUREMENT AND INSTALLATION AGREEMENT ON EXPANSION OF INTERFACE VS.2, E1
     CIRCUIT, E1 PRA, CCS#7P, CLIP AND ENHANCEMENT OF PSTN CENTRAL 5ESS NO:
               K.TEL.368/HK810/ITS-00/2006, DATED 29 NOVEMBER 2006

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The Parties:            1.   TELKOM; and

                        2.   PT Lintas Teknologi Indonesia ("LTI").

Date of Agreement:      29 November 2006.

Scope of Agreement:     LTI has agreed to procure and install expansion of
                        interface VS.2, E1 Circuit, E1 PRA, CCS#7P, clip and enhancement of PSTN central 5ESS.

Obligation of LTI:      1.   Responsible for all risks occurring in the
                             implementation of the project;

                        2.   To obtain all necessary permits and licenses;

                        3. To supervise all workers and to be responsible for their health and safety;

                        4. To provide sufficient equipment, including the spare parts and infrastructure and also responsible for the safety of such equipment and infrastructure;

                        5. To provide all procedures/installation manual, system testing and integrated test;

                        6.   To submit a written report to TELKOM.

Obligation of TELKOM:   To ensure the availability of the project site.

Deadline of
Completion:             150 calendar days after 30 November 2006 and may be
                        extended.

Assignment:             LTI may not assign the project, in whole or in part, to
                        a third party without prior written consent from TELKOM.

Termination:            TELKOM may unilaterally terminate the agreement should
                        one of the following events occur:

                        1. LTI has not commenced the project after 14 calendar days since the signing of the agreement;

                        2. When the work is delayed due to series of force majeure events, which occurs consistently for more than 1 month;

                        3. When the completion of the work exceeds by more 50% calendar days for each location and the amount of penalty has reached 5% of total agreement price;
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                        4.   The work is delayed by LTI for more than
                             continuously 1 month not as result of force majeure and also not also due to fault of TELKOM;

                        5. LTI is proven to have assigned the agreement to a third party without prior written consent from TELKOM.

Confidentiality:        LTI shall keep the secrecy of all data including but not
                        limited to information, statement and other document unless such information, statement and document has already been published by TELKOM or LTI has obtained prior consent from TELKOM for the disclosure.

Settlement of
Dispute:                1.   Any disputes shall be settled amicably between
                             parties based upon good faith;

                        2. If the parties are unable to settle the dispute amicably, then the parties shall submit the dispute to the Indonesian National Board of Arbitration
                             (BANI).

Governing Law:          The laws of the Republic of Indonesia.
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